SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934

                            (Amendment No. 1)

                          CROWN NORTHCORP, INC.
                          ---------------------
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                  --------------------------------------
                      (Title of Class of Securities)

                               664015-10-4
                              -------------
                              (CUSIP Number)

Michael D. Luce, Chief Financial Officer, Harbert Management Corporation
            P.O. Box 1297, Birmingham, Alabama  35201
                         (205) 987-5507
------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

         October 17, 1997, December 9, 1997, and January 26, 1998
         --------------------------------------------------------
         (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

                           SCHEDULE 13D/A

CUSIP NO.      664015-10-4
               -----------

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON

               Harbert Equity Fund I, L.L.C.
     ---------------------------------------------

     I.R.S Identification No.      72-1342204
     ---------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   / /
                                                            (b)   / /

_________________________________________________________________

3.   SEC USE ONLY

_________________________________________________________________

4.   SOURCE OF FUNDS*
     AF

_________________________________________________________________

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


_________________________________________________________________


NUMBER OF                7.   SOLE VOTING POWER
SHARES                        4,809,522 Shares of Common Stock
BENEFICIALLY                  --------------------------------
OWNED BY
EACH                     8.   SHARED VOTING POWER     None
REPORTING                     --------------------------------

PERSON WITH              9.   SOLE DISPOSITIVE POWER
                              4,809,522 shares of Common Stock
                              --------------------------------

                         10.  SHARED DISPOSITIVE POWER    None
                              --------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,809,522 shares of Common Stock
     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*
     ____________________________________________________________


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     33.7% of Common Stock
     ____________________________________________________________

14.  TYPE OF REPORTING PERSON (See Instructions)
     OO
     ____________________________________________________________

Item 1.   SECURITY AND ISSUER.

     This Amendment No. 1 relates to the Common Stock par value
$.01 per share of Crown NorthCorp, Inc. (the "Issuer"), with its principal executive offices located at 1251 Dublin Road, Columbus, Ohio 43215. This Amendment No. 1 amends the initial
Schedule 13D filed April 4, 1997.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended to add the following:

     The funds used to acquire 150,936 shares of Common Stock from the Issuer in October 1997 ($158,484.16) and 185,076 shares of Common Stock from the Issuer in December 1997 ($194,330.40) were obtained from Harbert Management Corporation, Harbert Corporation, and MarRay Corporation, the members of Harbert Equity Fund I, L.L.C., the reporting person ("Harbert").

     The funds (in the amount of $3,647,185.44) used to acquire one share of Series AA Preferred Stock from the Issuer in January 1998, which preferred share is currently convertible into 3,473,510 shares of the Issuer's Common Stock, were obtained from Harbert Management Corporation, Harbert Corporation, and MarRay Corporation, the members of Harbert.

Item 4.   PURPOSE OF THE TRANSACTION.

     Harbert acquired the 336,012 shares of Common Stock reported here and the share of Series AA Preferred Stock of the Issuer pursuant to its obligations under the Stock Purchase Agreement, as amended, to provide the Issuer with additional working capital.

     The one share of Series AA Preferred Stock is convertible into 3,473,510 shares of the Issuer's Common Stock at the option of Harbert at any time and at the Issuer's option upon the occurrence of certain triggering events, pursuant to the Stock Purchase Agreement (Exhibit 10) and Amendment No. 2 to the Stock Purchase Agreement (Exhibit 11).

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5, Sections (a) (b) and (c) are amended as follows:

(a)(b) Harbert presently beneficially owns 4,809,522 shares of the Common Stock of the Issuer (3,473,510 of which shares underlie currently exercisable conversion rights under a share of Series AA Preferred Stock held by Harbert). The shares of Common Stock owned by Harbert together with those subject to a currently exercisable right to acquire pursuant to conversion of the preferred share represent approximately 33.7% of the Issuer's outstanding shares of Common Stock, assuming conversion of the preferred share. This percentage ownership is based on the number of outstanding shares of Common Stock reported by the Issuer (10,444,749 shares) in its most recent filing on Form 10Q (September 1997) as adjusted for the issuances of additional shares reported here occurring after that date. Harbert has the sole power to vote and dispose of these shares.

(c) The following transaction in Common Stock of the Issuer was effected by Harbert during the past 60 days: On January 26, 1998, Harbert acquired one share of Series AA Preferred Stock, which is currently convertible into 3,473,510 shares of the Issuer's Common Stock. Harbert paid $3,647,185.44 for that share, or $1.05 for each share of Common Stock into which the preferred share is convertible. The transaction was effected pursuant to the terms of the Stock Purchase Agreement, as amended.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following is to be added to Item 6:

     See voting agreements, Exhibit L to the Stock Purchase Agreement (Exhibit 10), Amendment No. 2 to the Stock Purchase Agreement (Exhibit 11), and Amendment No. 1 to the Voting Agreement (Exhibit 12), whereby Ronald E. Roark and Tucker Holding Company, LTD. agree to vote their shares for directors nominated by Harbert and Harbert agrees to vote its shares for the election of Ronald E. Roark as a director according to the terms and conditions thereof.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended as follows:

     Exhibit 11: Amendment No. 2 to Stock Purchase Agreement, dated as of December 31, 1997, between and among Harbert Equity
Fund I, LLC and Crown Northcorp, Inc. and with respect to Section
5 thereof, Ronald E. Roark and Tucker Holding Company LTD.

     Exhibit 12:    Amendment No. 1 to Voting Agreement,
effective as of December 31, 1997, between and among Ronald E.
Roark, Tucker Holding Company LTD. and Harbert Equity Fund I,
LLC.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:         February 19, 1998
     -----------------------------------

Harbert Equity Fund I, L.L.C.

By: Harbert Management Corporation, its Member



By:  /s/ David Boutwell
     David Boutwell, Vice President and Controller